UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment on Form 6-K/A is being furnished to amend the Form 6-K furnished to the Securities and Exchange Commission on February 15, 2017 (the “Original Form 6-K”), in order to correct two typographical errors. The first error was in the line item “Total Attributable Capital Expenditures” in the table on the top of page 7 of Exhibit 99.1 to the Original Form 6-K. Total Attributable Capital Expenditures for the fourth quarter of 2016 was $357 million, not $1,357 million as set forth in the table. The second error was in the line item “Average grade (grams/tonne)” in the table on the top of page 60 of Exhibit 99.1 to the Original Form 6-K. The percentage change from 2015 to 2016 was null, not negative two percent as set forth in the table. Except as amended in this Form 6-K/A, the Original Form 6-K remains as originally furnished.

INCORPORATION BY REFERENCE

This report on Form 6-K/A is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-206417) filed with the SEC on August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 3, 2017	By:	/s/ Richie Haddock
Name: Richie Haddock
Title: Senior Vice-President and General Counsel